SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Notice of Material Fact” dated on July 1, 2011.

NOTICE OF MATERIAL FACT

Telecomunicações de São Paulo S.A. – Telesp, in compliance with CVM Instruction #358, dated January 3, 2002, as amended, hereby informs that it has signed on June 30, 2011 the Concession Agreement of Commuted Fixed Telephone Service – STFC (“Agreement”) revised, as provided in Section 3.2 of the Agreement. This clause also provides that the ordinary revisions are accompanied by new targets to universalize and to the required quality of concessionaires of STFC and published through specific rules.

Additionally, it was also celebrated on this date, the instrument of Commitment Agreement with the Ministry of Communications and the National Telecommunications Agency - Anatel, in order to subscribe to the objectives of the National Broadband Plan ("PNBL").

The signature of the revised Concession Agreement and the signature of the Adhesion Term to PNBL reinforce the commitment of the companies of Telefónica Group with Brazil.

Further information may be obtained on the company website: www.telefonica.com.br

São Paulo, July 1, 2011.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 1, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director